                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  December, 2003

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                       7220 Frederick-Banting, Suite 100
                             Saint-Laurent, Quebec
                                    H4S 2A1

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F | | Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             NEUROCHEM INC.
December 19, 2003

                             By:           /s/  David Skinner
                                ------------------------------------------------
                                                David Skinner
                                          Director, Legal Affairs,
                                    General Counsel and Corporate Secretary

                                              NEUROCHEM
[NEUROCHEM LOGO]                              7220 Frederick-Banking, Suite 100
                                              Saint-Laurent, Qc H4S 2A1
________________________________________________________________________________


                   NEUROCHEM ADDED TO S&P/TSX COMPOSITE INDEX


     MONTREAL, December 19, 2003 - Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) today announced that it has been selected to be added to the S&P/TSX Composite Index scheduled to take effect after the close of business on December 19, 2003.

     The addition of Neurochem to the Index followed upon the latest quarterly S&P/TSX Composite Index review. As a result, Neurochem will also be added to the S&P/TSX Capped Health Care Index as well as to the appropriate Global Industry Classification Standard (GICS) index.

     On November, 2003, Neurochem was also chosen for addition to the NASDAQ Biotechnology Index following a NASDAQ listing which took effect in September 2003.


     ABOUT NEUROCHEM

     Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's staged pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated an orphan drug, is in a Phase II/III clinical trial for AA amyloidosis. Alzhemed(TM) has completed a Phase II clinical trial for the treatment of Alzheimer's Disease. Cerebril(TM) is in a Phase II trial for the prevention of hemorrhagic stroke caused by cerebral amyloid angiopathy. For additional information on Neurochem, please visit our website at: www.neurochem.com.

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this news release.

These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.


FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.
Vice President, Corporate
Communications
lhebert@neurochem.com
Tel: (514) 337-4646
Fax: (514) 684-7972